1. SUB-ITEM 77C:     SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                     HOLDERS

                  The matters described below were submitted to a vote of security holders of the Company's International Equity Fund (the "Fund") at a Special Meeting of Shareholders held on December 23, 1996.

1. MATTER 1 - APPROVAL OR DISAPPROVAL OF AN AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT BETWEEN THE COMPANY AND BANK
OF AMERICA
         NATIONAL TRUST & SAVINGS ASSOCIATION ("BANK OF AMERICA") WITH
RESPECT
         TO THE FUND:

                  The Fund submitted to a vote of its security holders a proposal that the investment advisory agreement dated July 30, 1996 between the Company and Bank of America on behalf of the Fund be amended to clarify the allocation of investment advisory and sub-advisory responsibilities between Bank of America and any sub-adviser retained to assist in the management of the Fund's assets.

                  The number of affirmative votes cast by shareholders of the Fund with respect to the approval of the Amended and Restated Investment Advisory Agreement was 1,021,398.00 and the number of negative votes cast by shareholders of the Fund was 2,217.00. 52,037,00 shares of the Fund were abstained.

2.       MATTER 2 - APPROVAL OR DISAPPROVAL OF A SUB-ADVISORY AGREEMENT
BETWEEN
         BANK OF AMERICA AND WELLINGTON MANAGEMENT COMPANY LLP
("WELLINGTON")
         WITH RESPECT TO THE FUND:

                  The Fund submitted to a vote of its security holders a proposal to approve a sub-advisory agreement between Bank of America and Wellington.

                  The number of affirmative votes cast by shareholders of the Fund with respect to the approval of the Sub-Advisory Agreement was 1,070,300.00 and the number of negative votes cast by shareholders of the Fund was 2,217.00. 3,136.00 shares of the Fund were abstained.